15045887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
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404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York (City) — New York (State) — 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) — New York (City) — New York (State) — 10112 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2015

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
(In Thousands)

ASSETS	
Cash and cash equivalents	$ 418,124
Receivables, net:	
Fees	272,647
Affiliates	62,503
Related parties	817
Other	21,256
Investments and securities owned, at fair value	199,857
Property, net	32,184
Goodwill	128,451
Deferred tax assets	9,108
Other assets	66,660
TOTAL ASSETS	$ 1,211,607
LIABILITIES AND MEMBER'S EQUITY	
Accrued compensation and benefits	$ 259,268
Payable to related parties	1,150
Payables to affiliates	131,493
Accounts payable and accrued expenses	53,855
Income taxes payable	19,017
Obligations under pension and other post-retirement benefit plans	15,821
Securities sold, not yet purchased, at fair value	9,290
Other liabilities	24,934
TOTAL LIABILITIES	514,828
COMMITMENTS AND CONTINGENCIES	
Member's equity	745,891
Accumulated other comprehensive loss, net of tax	(49,112)
TOTAL MEMBER'S EQUITY	696,779
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,211,607

See notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC ("Lazard Group"), include the accounts of Lazard Frères & Co. LLC ("LF&Co."), and its wholly-owned, non-guaranteed subsidiaries, Lazard Asset Management LLC and its subsidiaries (collectively referred to as "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiary ("GAHL"), Lazard Frères & Co., Limited and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

The Company's operating activities include:

- Financial Advisory, which offers corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions and other strategic matters, restructurings, capital structure, capital raising and various other financial matters, and
- Asset Management, which offers a broad range of global investment solutions and investment management services in equity and fixed income strategies and alternative investments to corporations, public funds, endowments and foundation, labor funds, financial intermediaries and private clients.

Lazard Ltd ("Lazard Ltd"), a Bermuda holding company, whose common stock is traded on the New York Stock Exchange, is the ultimate parent company and was the majority owner of Lazard Group on December 31, 2013. The remaining ownership interests of Lazard Group were owned by LAZ-MD Holdings LLC ("LAZ-MD"), a Delaware limited liability company whose equity interests were held by current and former managing directors of Lazard Group or its predecessor company, Lazard LLC and it was considered a related party to the Company. In May 2014, the remaining outstanding Lazard Group common membership interests held by LAZ-MD were exchanged for shares of Lazard Ltd's Class A common stock. Following the exchange of LAZ-MD interests, Lazard Group became a wholly-owned indirect subsidiary of Lazard Ltd. Note 10 includes further discussion of related parties.

On October 1, 2014, LF Ltd, sold its 100% interest in Lazard Freres KK ("Lazard KK"), a Japanese financial advisory company, to Lazard Group for 1 British pound. The carrying amount of Lazard KK's net assets at the date of the transaction was a net deficit of $10,722. The transaction represented a sale of a business between entities under common control. The difference between the consideration received and the net deficit transferred was recorded as an equity transaction, representing a contribution of capital to LF Ltd.

Basis of Presentation – The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate entities in which it has a controlling financial interest. The Company consolidates (i) a voting interest entity ("VOE") where the Company either holds a majority of the voting interest in such entity or is the general partner in such entity and the third-party investors do not have the right to replace the general partner and (ii) a variable interest entity ("VIE") where the Company absorbs a majority of the expected losses, expected residual returns, or both, of such entity. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting in which, it records in earnings its share of earnings or losses of the entity. Intercompany transactions and balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts and disclosures in the Consolidated Statement of Financial Condition.

Foreign Currency Translation – The Consolidated Statement of Financial Condition is presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates. Adjustments that result from translating amounts from a subsidiary's functional currency to U.S. dollars are reported in "accumulated other comprehensive loss, net of tax" in the consolidated statement of financial condition.

Use of Estimates – In preparing the consolidated statement of financial condition, management makes estimates and assumptions regarding:

- valuations of assets and liabilities requiring fair value estimates including, but not limited to, investments, derivatives, securities sold, not yet purchased and assumptions used to value pension and other post-retirement benefit plans;
- recognition of asset management and distribution fees and the value of the underlying assets under management;
- the adequacy of the allowance for doubtful accounts;
- the realization of deferred taxes and adequacy of tax reserves for uncertain tax positions;
- the outcome of litigation;
- the carrying amount of goodwill, and
- other matters that affect the reported amounts and disclosure of contingencies in the consolidated statement of financial condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the consolidated statement of financial condition.

(In Thousands)

Cash and Cash Equivalents – The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $202,886 and $83,510 that are invested in Dreyfus money market funds and Goldman Sachs money market funds, respectively as of December 31, 2014.

Investments and Securities Owned, at fair value – Investments in debt and marketable equity securities held either directly or indirectly through asset management funds or in managed accounts and securities owned at LF&Co. are accounted for at fair value. Investments in debt and marketable equity securities held at the Company's non broker-dealer subsidiaries are considered "trading" securities and are accounted for at fair value.

Investments also include interests in alternative investment funds and private equity funds, each accounted for at fair value.

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide for estimated losses relating to fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and previous client payment history and specifically reserves against exposures where the Company determines the receivables may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions, primarily those undertaken by our Private Fund Advisory Group ("PFAG") include specific contractual payment terms that may vary from one month to four years (as is the case for PFAG's interest-bearing financing receivables) following the invoice date or may be subject to court approval (as is the case with bankruptcy-related restructuring assignments). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Asset management and distribution fee receivables are deemed past due and fully provided for when such receivables are outstanding 12 months after the invoice date. Notwithstanding our policy for receivables past due, we specifically reserve against exposures relating to Financial Advisory and Asset Management fees where we determine receivables are impaired. See Note 4 of Notes to Consolidated Statement of Financial Condition for additional information regarding receivables.

Other Receivables, net – Other receivables primarily consists of $16,815 related to the settlement of mutual fund transactions with customers of the Company's Asset Management business, $4,125 of receivable from unsettled trades, $250 for a clearing deposit held at our clearing broker and $66 from the redemption of investments in various alternative investment funds. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net – Property is stated at cost or, in the case of property under capital leases, the present value of the future minimum lease payments, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment, including computer hardware and software, is determined on a straight-line basis using estimated useful lives, generally between 3 and 15 years.

Goodwill – Goodwill has an indefinite life and it is required to be tested for impairment annually or more frequently if circumstances indicate an impairment may have occurred. The Company performs a qualitative evaluation about whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount in lieu of actually calculating the fair value of the reporting unit. The Company completed its annual goodwill review as of November 1, 2014 and determined that no impairment existed.

Securities Sold, Not Yet Purchased – Securities sold, not yet purchased are recorded on a trade date basis and represent liabilities for securities sold where there is an obligation to deliver such securities. These securities are accounted for at fair value.

Derivative Instruments – A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange rate contracts, equity and fixed income swaps and other derivative contracts to economically hedge exposures to fluctuations in currency exchange rates and prices of equity and debt securities. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in "other assets" and "other liabilities" on the Consolidated Statement of Financial Condition.

In addition to the derivative instruments described above, the Company records derivative liabilities relating to its obligations pertaining to LAM's deferred compensation arrangements. The fair value of these compensation arrangements are based on the value of the underlying investments, adjusted for estimated forfeitures, and is included in "accrued compensation and benefits" in the consolidated statement of financial condition as of December 31, 2014. For information regarding LAM's deferred compensation arrangements, see Note 13 of Notes to Consolidated Statement of Financial Condition.

Fair Value of Financial Assets and Liabilities – The majority of the Company's financial assets and liabilities are recorded at fair value or at amounts that approximate fair value. Such assets and liabilities include cash and cash equivalents, deposits with banks, receivables, investments, derivative instruments and an insurance contract.

Costs-Saving Initiatives and Staff Reductions – The Company records charges associated with Lazard Group's approved cost-saving plans or staff reductions to reorganize one or more of the Company's business segments. Such plans can include severance costs, charges to vacate facilities and contract cancellation costs. Severance costs are generally accrued on the date that employees are notified of their benefits and other costs are generally accrued as the Company ceases to use facilities or cancels contracts. The Company records severance-related liabilities in "accrued compensation and benefits" and other types of liabilities in "other liabilities" in the Consolidated Statement of Financial Condition.

Income Taxes – Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A deferred tax asset is recognized if it is more likely than not (defined or a likelihood of greater than 50%) that a tax benefit will be accepted by a taxing authority.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- taxable income in prior carryback years; and
- tax-planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence, including, but not limited to, the following:

- nature, frequency, magnitude and duration of any recent losses and current operating results;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near-term and medium-term financial outlook.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. See Note 16 of Notes to Consolidated Statement of Financial Condition for additional information relating to income taxes.

(In Thousands)

3. RECENT ACCOUNTING PRONOUNCEMENTS

Presentation of Unrecognized Tax Benefits – In July 2013, the Financial Accounting Standards Board (the "FASB") issued guidance on the presentation of unrecognized tax benefits when net operating losses or tax credit carryforwards exist. The guidance requires that the unrecognized tax benefit, or a portion of such unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except in certain situations, as defined in the guidance. The new presentation requirements are effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Company elected to early adopt this guidance in the fourth quarter of 2013, which did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Revenue from Contracts with Customers – In May 2014, the FASB issued comprehensive new revenue recognition guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance is effective for annual and interim periods beginning after December 15, 2016 and early adoption is not permitted. The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the effect, if any, the new guidance may have on its financial statements.

4. FEE RECEIVABLES, NET

Receivables are stated net of an estimated allowance for doubtful accounts, for past due amounts and for specific accounts deemed uncollectible, which may include situations where a fee is in dispute.

Fee receivables, net, consists of receivables for investment banking fees, PFAG fees, private placement fees and asset management and distribution fees at December 31, 2014:

Financial advisory fees:	
Investment banking	$ 74,171
PFAG	39,734
Private placement	4,691
Asset management fees:	
Asset management and distribution fees	162,475
Total fee receivables	281,071
Less: Allowance for doubtful accounts	(8,424)
Fee receivables, net	$ 272,647

(In Thousands)

During 2014, the Company sold $8,669 of PFAG receivables to an affiliate of the Company.

Activity in the allowance for doubtful accounts for the year ended December 31, 2014 was as follows:

	Year Ended December 31, 2014
Balance, January 1	$ 16,314
Bad debt expense, net of recoveries	4,991
Charge-offs, foreign currency translation and other adjustments	(12,881)
Balance, December 31	$ 8,424

At December 31, 2014, the Company had receivables past due or deemed uncollectible of $8,599.

5. INVESTMENTS AND SECURITIES OWED, AT FAIR VALUE

The Company's investments and securities owned, at fair value and securities sold, not yet purchased as of December 31, 2014, consist of the following:

Investments:	
Debt	$ 10,426
Equities	57,108
Funds:	
Alternative investments[(a)]	34,705
Debt [(a)]	29,693
Equity [(a)]	65,233
Private equity	2,692
	132,323
Total Investments, at fair value	$ 199,857
Securities sold, not yet purchased, at a fair value	$ 9,290

[(a)] Interests in alternative investments and equity funds include investments with fair values of $8,321 and $67, respectively, at December 31, 2014, held in order to satisfy the Company's liabilities upon vesting of previously granted fund interests related to LAM's deferred compensation arrangements. LAM deferred compensation arrangements represent grants by the Company to eligible employees of actual or notional interests in several LAM managed funds and other LAM products and are further explained in Note 13 of notes to consolidated financial statements.

(In Thousands)

Debt securities primarily consist of investments in corporate and U.S. government debt securities held as seed investments within separately managed accounts related to the Company's Asset Management business and securities held in LF&Co.

Equities primarily consist of seed investments invested in marketable equity securities of large-, mid- and small-cap domestic, international and global companies held within separately managed accounts related to the Company's Asset Management business and securities held in LF&Co.

Alternative investments funds primarily consist of interests in various LAM managed hedge funds or fund of funds and amounts related to LAM deferred compensation arrangements.

Debt funds primarily consist of a debt fund held by LF&Co. and seed investments related to the Company's Asset Management business that invest in debt securities and amounts related to LAM deferred compensation arrangements.

Equity funds primarily consist of seed investments in funds related to the Company's Asset Management business that invested in equity securities and amounts related to LAM's deferred compensation arrangements.

Private equity funds primarily consist of an interest in a limited partnership that invests in private equity securities.

Investments Withheld Under Bankruptcy Proceedings - The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, the Company requested a transfer of such accounts, of which $11,368 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act of 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI.

The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. During 2008, the Company fully reserved the entire amount of such possible loss. During 2014, the Company was advised that the liquidation of the investments in the accounts held by LBI has been completed and no further recoveries are expected. The Company recovered $10,713 of its holdings at LBI throughout the liquidation proceedings. The remaining balance was written-off when the final receipt was received.

6. FAIR VALUE MEASUREMENTS

The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on (i) quoted prices for similar assets or liabilities in an active market, or quoted prices for identical or similar assets or liabilities in non-active markets, (ii) assets valued based on net asset value ("NAV") or its equivalent redeemable at the measurement date or within the near term without redemption restrictions, or (iii) inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis, as well as assets valued based on NAV or its equivalent, but not redeemable within the near term as a result of redemption restrictions.

The Company's investments in U.S. Government debt securities and corporate bonds are classified as Level 1 when their respective fair values are based on unadjusted quoted prices in active markets and are classified as Level 2 assets when their fair values are primarily based on prices as provided by external pricing services.

The fair value of equities is principally classified as Level 1 or Level 3 as follows: marketable equity securities are classified as Level 1 and are valued based on the last trade price on the primary exchange for that security as provided by external pricing services; equity securities in private companies are generally classified as Level 3.

The fair value of investments in alternative investment funds is classified as Level 2 and are valued at NAV or its equivalent, which is primarily determined based on information provided by external fund administrators. Such investments are redeemable within the near term.

The fair value of investments in debt funds is classified as Level 1 assets when the fair values are primarily based on the publicly reported closing price for the fund, and classified as Level 2 when the fair values are primarily based on NAV or its equivalent and are redeemable within the near term.

The fair value of investments in equity funds is classified as Level 1 or 2 as follows: publicly traded asset management funds are classified as Level 1 and are valued based on the reported closing price for the fund; and investments in asset management funds not publicly traded and redeemable in the near term are classified as Level 2 and are valued at NAV or its equivalent, which is primarily determined based on information provided by external fund administrators.

The fair value of investments in private equity funds is classified as Level 3, and is primarily based on NAV or its equivalent, which is primarily determined based on information provided by external fund administrators. Such investments are not redeemable within the near term.

(In Thousands)

The fair values of derivatives entered into by the Company are classified as Level 2, and are based on the values of the related underlying assets, indices or reference rates as follows—the fair value of forward foreign currency exchange rate contracts is a function of the spot rate and the interest rate differential of the two currencies from the trade date to the settlement date; the fair value of equity and fixed income swaps is based on the change in fair values of the related underlying equity security, financial instrument or index and a specified notional holding; and the fair value of derivative liabilities related to LAM's deferred compensation arrangements is based on the value of the underlying investments adjusted for forfeitures.

Where reported information regarding an investment is based on data received from external fund administrators or pricing services, the Company reviews such information and classifies the investment at the relevant level within the fair value hierarchy.

The following table presents the classification of investments and certain other assets and liabilities measured at fair value on a recurring basis as of December 31, 2014, within the fair value hierarchy:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Debt	$ 5,540	$ 4,886	$ -	$ 10,426
Equities	55,982	-	1,126	57,108
Funds:				
Alternative investments	-	34,705	-	34,705
Debt	29,689	4	-	29,693
Equity	65,189	44	-	65,233
Private equity	-	-	2,692	2,692
Derivatives	-	340	-	340
Total	$ 156,400	$ 39,979	$ 3,818	$ 200,197
Liabilities:				
Securities sold, not yet purchased	$ 9,290	$ -	$ -	$ 9,290
Derivatives	-	9,151	-	9,151
Total	$ 9,290	$ 9,151	$ -	$ 18,441

(In Thousands)

Fair Value of Certain Investments Based on NAV – The Company's Level 2 and Level 3 investments at December 31, 2014 include certain investments that are valued using NAV as a practical expedient in determining fair value. The Company has no unfunded commitments to these investments. Information with respect thereto was as follows:

	Fair Value	% of Fair Value Not Redeemable	Estimated Liquidation Period of Investments Not Redeemable			Investments Redeemable	
			% Next 5 Years	% 5-10 Years	% Thereafter	Redemption Frequency	Redemption Notice Period
Investment							
Alternative Invesment funds:							
Hedge funds	$ 31,042	N/A	N/A	N/A	N/A	(a)	30 - 60 days
Fund of funds	475	N/A	N/A	N/A	N/A	(b)	30 - 120 days
Other	3,188	N/A	N/A	N/A	N/A	(c)	< 30 - 60 days
Debt funds	4	N/A	N/A	N/A	N/A	(d)	< 30 days
Equity funds	43	N/A	N/A	N/A	N/A	(e)	< 30 - 90 days
Private equity funds	2,692	100%	100%	N/A	N/A	N/A	N/A
Total	$ 37,444						

Redemption frequency as follows:

(a) weekly (15%), monthly (66%) and quarterly (18%)

(b) monthly (98%) and quarterly (2%)

(c) daily (11%) and monthly (89%)

(d) daily (100%)

(e) daily (14%), monthly (58%) and quarterly (28%)

See Note 5 of Notes to Consolidated Statement of Financial Condition for discussion of investments with values based on NAV.

Financial Instruments Not Measured at Fair Value – The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments as of December 31, 2014 that are not measured at fair value in the Company's Consolidated Statement of Financial Condition.

	Carrying Value	Fair Value	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 418,124	$ 418,124	$ 418,124	$ -	$ -
Interest-bearing financing receivables	$ 39,734	$ 42,461	$ -	$ -	$ 42,461
Insurance contract (included within other assets)	$ 625	$ 625	$ -	$ 625	$ -
Interest-bearing deposits (included within other assets)	$ 23,381	$ 23,381	$ 23,381	$ -	$ -

(In Thousands)

Cash and cash equivalents are carried at either cost or amortized cost that approximates fair value due to their short-term maturities. Money market funds are valued through the use of quoted market prices, or $1.00 per share, which generally is the NAV of the fund.

Fair values of interest-bearing financing receivables were generally determined by discounting both principal and interest cash flows expected to be collected, using a discount rate approximating current market interest rates for comparable financial instruments and based on unobservable inputs.

The carrying value of the insurance contract is stated at its cash surrender value, which approximates fair value because cash surrender value represents the value if it is currently redeemed.

The carrying value of interest-bearing deposits is at amortized cost, which approximates fair value due to their short-term nature.

7. DERIVATIVES

The table below presents the fair values of the Company's derivative instruments reported within "other assets" and "other liabilities" and the fair value of the Company's derivative liability relating to its obligation pertaining to LAM's deferred compensation arrangements reported within "accrued compensation and benefits" in the accompanying Consolidated Statement of Financial Condition as of December 31, 2014:

	Assets at December 31, 2014		Liabilities at December 31, 2014	
	Fair Value	Notional	Fair Value	Notional
Forward foreign currency exchange rate contracts	$ 249	$ 7,606	$ 2	$ 278
Equity and fixed income swaps and other [a]	1,123	37,081	1,786	68,195
LAM's deferred compensation arrangements	-	-	8,395	8,426
Total Derivatives	1,372	$ 44,687	10,183	$ 76,899
Counterparty netting	(1,372)		(1,372)	
Total Derivatives, net	$ -		$ 8,811	

[a] Equity and fixed income swaps with the same counterparty under legally enforceable master netting agreements are recorded "net" in "other assets", with receivables for net cash collateral under such contracts of $12,364 as of December 31, 2014.

(In Thousands)

8. PROPERTY, NET

At December 31, 2014, Property, net consists of the following:

	December 31, 2014
Leasehold improvements	$ 18,650
Furniture and equipment	88,628
Total	107,278
Less - Accumulated depreciation and amortization	(75,094)
Property, net	$ 32,184

Furniture and equipment at December 31, 2014 includes $10,094 of assets that were acquired under capital leases. Accumulated depreciation on these assets amounts to $9,894 at December 31, 2014.

9. OTHER ASSETS AND OTHER LIABILITIES

The following table set forth the Company's other assets, by type, as of December 31, 2014:

	December 31, 2014
Term deposits with maturities greater than 90 days	$ 23,870
Prepaid expenses	13,948
Cash Collateral on swap contracts	12,364
Reimbursable client expenses	7,371
Other	9,107
Total	$ 66,660

The following table set forth the Company's other liabilities, by type, as of December 31, 2014:

	December 31, 2014
LAM's settlements of mutual fund transactions payable to customers	$ 16,231
Deferred lease incentives	2,434
Other	6,269
Total	$ 24,934

10. TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

A description of material transactions and balances with related parties and affiliates included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2014 or for the year then ended are set forth below.

Related Parties

LFCM Holdings LLC, which is now known as LMDC Holdings LLC ("LMDCH") owns businesses formerly owned by Lazard LLC. In addition to FMP, LMDCH owns Lazard Alternative Investments LLC, which is now known as LAI Partners LLC ("LAIP"), a business that specializes in private equity fund management activities.

LMDCH is owned by current and former managing directors of Lazard Group. LMDCH and its subsidiaries FMP and LAIP, are considered related parties to the Company.

In July 2014, Lazard Group entered into arrangements with LMDCH and certain of its subsidiaries pursuant to which, among other things, Lazard Group acquired certain assets from LMDCH relating to its convertible securities business. In addition to the acquisition, the business alliance agreement was amended and the business alliance therein was terminated. LMDCH relinquished certain license rights previously granted under the license agreement. Further, LMDCH surrendered certain leasehold interests, including leasehold improvements, to Lazard Group, and was relieved of obligations to Lazard Group for related sublease rent. Beginning in the third quarter of 2014, under the amended business alliance agreement the Company is no longer required to refer to LMDCH all underwriting, distribution and placement of securities opportunities.

The acquired assets facilitate the execution of exchange offers and other transactions related to financial advice provided by the Company's convertible securities practice group. In addition, the Company has taken steps that will enable us to act as an underwriter in public offerings and other distributions of securities from time to time.

Administrative Services Agreement – Pursuant to an administrative services agreement, dated May 10, 2005, by and among LAZ-MD, LMDCH and Lazard Group (the "Administrative Services Agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administrative and support services to LAZ-MD and LMDCH. These services include cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. The Company charges for the services it provides based on Lazard Group's cost allocation methodology, which primarily includes either square footage or headcount and estimated time spent by the Company's personnel.

(In Thousands)

LMDCH and Lazard Group had a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the Business Alliance Agreement expires or is terminated. As a result of the termination of the business alliance, which occurred in 2014, the Administrative Services agreement was amended to include a reduced scope of services provided to FMP & LMDCH and to provide for a termination date of December 31, 2015, with under certain circumstances, a possible extension to June 30, 2016. The Company will participate in providing certain of the services included in the amended Administrative Services Agreement.

Receivables from Related Parties – Receivables from related parties of $817 as of December 31, 2014, is primarily comprised $665 of loans to employees.

Payables to Related Parties – Payables to related parties as of December 31, 2014, is comprised of $1,150 of payable to Merchant Bankers Asociados, an Argentina based financial advisory services firm, for M&A fees. Such amounts are reflected in "other liabilities" in the Consolidated Statement of Financial Condition.

Affiliates

Executive Management Service Charge – The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC ("LSCC"), a wholly-owned subsidiary of Lazard Group, provide various services associated with the management, administration and operations of Lazard Group.

LSCC allocates the costs paid by the Company along with other costs for management, administration and operations of Lazard Group to the Company and other subsidiaries and affiliates of Lazard Group. These costs are allocated based on revenues or headcount.

Investment Management Services and Revenues – The Company serves as an investment advisor for certain affiliated investment companies and alternative investment funds and receives management fees and, for the alternative investment funds, performance fees for providing such services.

(In Thousands)

Receivables from Affiliates – Receivables from affiliates is comprised of the following items at December 31, 2014:

Receivable from Lazard Group in connection with incentive compensation plans	$ 39,431
Banking and PFAG fee sharing due from various affiliates	14,889
Executive management services agreement charges due from various affilates	7,031
Other	1,152
Total Receivable from Affiliates	$ 62,503

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2014:

Compensation charges due to Lazard Group	$ 71,622
Deferred compensation charges due to various affiliates	25,325
Rent allocation payable to Lazard Group	10,932
Executive management services agreement charges by LSCC	7,789
Banking and PFAG fee sharing due to various affiliates	11,874
Other	3,951
Total Payables to Affiliates	$ 131,493

11. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases office space, office equipment and other computer hardware and software under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2023. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space to third parties under agreements, which expire in January 2019.

(In Thousands)

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments	
Year Ending December 31,	Capital Leases	Operating Leases
2015	$ 251	$ 12,332
2016	-	11,392
2017	-	8,822
2018	-	5,873
2019	-	3,271
Thereafter	-	15,654
Total minimum lease payments	251	57,344
Less - Interest on capital lease commitments	6	
Present value of capital lease commitments	$ 245	
Less - Sublease proceeds		1,035
Net lease payments		$ 56,309

Other Commitments – At December 31, 2014, the Company had agreements with certain senior advisors, managing directors and employees that entitle them to future minimum payments of $6,314 in 2015, $158 in 2016 and $120 in 2017. Such agreements are cancelable under certain circumstances.

Legal – The Company is involved from time to time, in judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceedings initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required accrual if a loss is probable and the amount of such loss can be reasonably estimated. The Company believes; however, based on currently available information, that the results of any pending matters, in the aggregate, will not have a material effect on its business or financial condition.

12. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

(In Thousands)

13. INCENTIVE COMPENSATION

The Company participates in Lazard Ltd's share-based and fund-based incentive compensation plans.

Share-Based Incentive Compensation – Lazard Ltd's share-based incentive compensation awards that do not require future service are expensed immediately; however, awards that require future service are amortized over the applicable vesting period or requisite service period. Expenses relating to share-based incentive compensation awards are generally based on the fair value of Lazard Ltd's Class A common stock on the date of grant.

Fund-Based Incentive Compensation – Beginning in 2012, Lazard Group began a program whereby Lazard Group granted interests in certain funds managed by LAM to eligible employees, ("Lazard Fund Interests"), which generally require future service as a condition for vesting.

LAM Fund Interests and Other Similar Deferred Compensation Arrangements
In April 2011, the Company granted interests in LAM funds to employees ("LAM Fund Interests"), which represent deferred interests in certain LAM funds that were granted to certain eligible employees. LAM also grants deferred interests in LAM funds and other LAM products to certain employees as specified in their compensation agreements (referred to herein as other similar deferred compensation arrangements). The LAM Fund Interests and these other similar deferred compensation arrangements generally require future service as a condition for vesting. The Company records a prepaid compensation asset and a corresponding compensation liability on the date of grant based upon the fair value of the award. LAM Fund Interests generally provided for one-third vesting on March 1, 2013 and two-thirds vesting on March 3, 2014. Half of the other similar deferred compensation arrangements vested on December 31, 2014 and the remaining half vest on December 31, 2015. LAM Fund Interests and the other similar deferred compensation arrangements that do not require future service are expensed immediately. The related compensation liability is accounted for at fair value as a derivative liability, which contemplates the impact of estimated forfeitures, and is adjusted for changes in fair value primarily related to changes in value of the underlying investments recorded.

The amortization of the prepaid compensation will generally be recognized over a weighted average period of approximately 0.5 years subsequent to December 31, 2014.

(In Thousands)

14. EMPLOYEE BENEFIT PLANS

The Company provides pension and other post-retirement benefits to certain of its employees through defined benefit pension plans in the U.S. and a partially funded, contributory post-retirement medical plan covering qualifying U.S. employees. Assumptions for the valuation of benefit plan obligations include the life expectancy of the plans' participants. During 2014, the Society of Actuaries published new mortality tables to reflect current actuarial expectations of life expectancy in the United States. On December 31, 2014, the Company incorporated into its valuation assumptions for the U.S. benefit plans, the new mortality tables, which show longer life expectancy. The defined benefit pension plans and post-retirement medical plan, prior to being frozen generally provided benefits to participants based on average levels of compensation. The Company also offers a defined contribution benefit plans in the U.S.

Employees of Lazard Asset Management Limited ("LAM-UK"), a subsidiary of LAM, are covered by a defined benefit pension plan (the "UK Plan") co-sponsored by LAM-UK and Lazard & Co. Limited, a UK affiliate. This consolidated financial statement and notes include LAM-UK's 27% share of the plan's assets and liabilities at December 31, 2014. Effective March 31, 2006, the plan was frozen.

Employer Contributions to Pension Plans – The Company's funding policy for its U.S. pension plans is to fund when required or when applicable upon an agreement with the plans' Trustees. Management also evaluates from time to time whether to make voluntary contributions to the plans.

On April 30, 2012, the Company and the Trustees of the UK Plan concluded the December 31, 2010 triennial valuation of the plan. In connection with such valuation and a previously negotiated agreement with the Trustees, the Company and the Trustees agreed upon pension funding terms whereby the Company will make contributions of 216 thousand British pounds during each year from 2012 through 2020 inclusive. The terms of the agreement are subject to adjustment based on the results of future triennial valuations.

During the year ended December 31, 2014, the Company contributed 216 thousand British pounds ($356 at the average exchange rate for 2014) to the UK Plan.

Investment Policies and Strategies – The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate. The fair value of the plans' investments classified as Level 1 assets are based on market quotes. The fair value of the plans' investments classified as Level 2 assets are primarily valued based on inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data. The fair value of the plans' investments classified as Level 3 assets are primarily based on NAV determined based on information provided by external fund administrators.

(In Thousands)

assets are primarily based on NAV determined based on information provided by external fund administrators.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Defined Contribution Plan – Pursuant to certain matching contributions, the Company contributes to employer sponsored defined contribution plans. Such contributions amounted to $5,137 for the year ended December 31, 2014.

Post-Retirement Medical Plan – The post-retirement medical plan (the "Medical Plan") pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements. Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005.

The following table summarizes the components of return on plan assets, benefits paid, contributions for the U.S. and U.K. plans, for the year ended December 31, 2014. The Company uses December 31 as the measurement date for its pension plans and Medical Plan:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
Actual return on plan assets	$ 16,683		
Employer contribution	$ 579	$ 11	$ 221
Plan participants' contribution	$ -	$ -	$ 750
Benefits paid	$ (5,681)	$ (11)	$ (971)

The amounts in "accumulated other comprehensive income" in the Consolidated Statement of Financial Condition as of December 31, 2014 that are expected to be recognized as components of net periodic benefit cost (credit) for the year ending December 31, 2015 are as follows:

	Employee Pension Plan	Employee Pension Plan Supplement	Medical Plan	Total
Net actuarial loss	$ 588	$ 2	$ -	$ 590

(In Thousands)

As a result of the pension plans being frozen, the accumulated benefit obligation and the projected benefit obligation are equal and with respect to the pension plans, are referred to herein as benefit obligation. The following table summarizes the Company's benefit obligations, the fair value of the assets and the funded status and amount recognized in the Consolidated Statement of Financial Condition for the post-retirement plans at December 31, 2014:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 125,838	$ 844	$ 5,080
Service cost	-	-	33
Plan participant contributions	-	-	750
Interest cost	5,645	40	193
Actuarial (gain) loss	18,071	150	429
Benefits paid	(5,681)	(11)	(971)
Foreign currency translation adjustment	(5,605)	-	-
Benefit obligation at end of year	138,268	$ 1,023	$ 5,514
Change in Plan Assets			
Fair value of plan assets at beginning of year	123,609		
Actual return on plan assets	16,683		
Employer contribution	579		
Benefits paid	(5,681)		
Foreign currency translation adjustment	(6,206)		
Fair value of plan assets at end of year	128,984		
Funded surplus (deficit) at end of year	$ (9,284)		
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Accrued benefit liability	$ (9,284)	$ (1,023)	$ (5,514)
Net asset (liability) recognized	$ (9,284)	$ (1,023)	$ (5,514)

(In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost as of and for the year ended December 31, 2014 are set forth below:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	3.77%	4.10%	3.65%
Health care cost trend rates:			
Initial			7.00%
Ultimate			5.00%
Rate of compensation increase			
Year ultimate trend rate achieved			2019
Weighted-average assumptions used to determine Net Periodic Benefit Cost:			
Discount rate	4.56%	5.00%	4.30%
Expected long-term rate of return on plan assets	5.26%		
Rate of compensation increase			
Health care cost trend rates used to determine net periodic benefit cost:			
Initial			7.50%
Ultimate			5.00%
Year ultimate trend rate achieved			2019

Generally, the Company determined the discount rate for its defined benefit plans by utilizing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plans in light of prevailing economic conditions.

The assumed cost of healthcare has an effect on the amounts reported for the Company's post-retirement medical plan. A 1% change in the assumed healthcare cost trend would increase (decrease) our cost and obligation as follows:

	1% Increase	1% Decrease
Net Periodic Benefit Cost	$ 29	$ (22)
Accumulated Benefit Obligation	$ 779	$ (580)

(In Thousands)

Expected Employer Contribution – The following table summarizes the expected employer contributions for the Company's plans for the 2015 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
2015	$ 336	$ 39	$ 358

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Medical Plan
2015	$ 3,779	$ 39	$ 358
2016	$ 3,808	$ 82	$ 364
2017	$ 4,026	$ 71	$ 366
2018	$ 4,430	$ 63	$ 369
2019	$ 4,777	$ 110	$ 371
2020- 2024	$ 27,711	$ 354	$ 1,847

Plans' Assets - The following table presents the categorization of the Company's pension plans' assets, measured at fair value, into a fair value hierarchy in accordance with fair value measurement disclosure requirements as of December, 31, 2014:

	Level 1	Level 2	Level 3	Total
Investments:				
Cash	$ 1,841	$ -	$ -	$ 1,841
Equities	4,078	-	-	4,078
Debt	3,397	-	-	3,397
Funds:				
Equities	38,014	6,536	-	44,550
Debt	13,570	61,037	293	74,900
Alternative investments	74	50	94	218
Totals	$ 60,974	$ 67,623	$ 387	$ 128,984

(In Thousands)

Investments in funds managed by LAM include Level 1 Equity Funds of $15,033 and Level 2 Equity Funds of $6,536.

Consistent with the plans' investment strategies; at December 31, 2014, the Company's U.S. pension plan had 25% of the plans' assets invested in Level 1 equity funds, 51% invested in Level 1 debt funds and 24% invested in Level 2 equity funds. The Company's UK Plan at December 31, 2014 had 35% of the plan's assets invested in equities and equity funds that are primarily Level 1 assets, 63% of the plan's assets invested in debt and debt funds that are primarily Level 2 assets and 2% of the plan's assets invested in cash, which is a Level 1 asset.

15. COST SAVING INITIATIVES AND RESTRUCTURING PLAN

Cost Saving Initiatives – In October 2012, Lazard Group announced a number of cost saving initiatives (the "Initiatives") relating to the Company's operations. These initiatives include streamlining Lazard Group's corporate structure and consolidating support functions; realigning investments into areas with potential for the greatest long-term return; the settlement of certain contractual obligations; reducing occupancy costs; and creating greater flexibility to retain and attract the best people and invest in new growth areas.

16. INCOME TAXES

As a single-member limited liability company, LF&Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to: (i) its asset management subsidiaries that are taxed in the jurisdictions in which they operate as well as their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and (ii) certain subsidiary holding companies that are subject to federal and state income taxes.

(In Thousands)

Deferred tax assets and liabilities at December 31, 2014 are as follows:

Deferred tax assets:	
Compensation and benefits	$ 12,424
Net operating loss and tax credit carryforwards	1,112
Basis adjustments - 2005 separation and recapitalization	1,190
Depreciation and amortization	395
Other	491
Gross deferred tax asset	15,612
Valuation allowance	(213)
Total deferred tax assets, net of valuation allowance	15,399
Deferred tax liabilities:	
Compensation and benefits	(4,837)
Depreciation and amortization	(117)
Goodwill	(16)
Other	(1,391)
Total deferred tax liabilities	(6,361)
Total net deferred tax assets	$ 9,038

The valuation allowance for deferred tax assets decreased $6,454 during 2014, which is primarily attributable to the reversal of a valuation allowance in Germany and the contribution of Japan to Lazard Group. These decreases were partially offset by a decrease in compensation and benefits and net operating losses mainly attributed to the contribution of Japan to Lazard Group. The Company has net operating loss carryforwards in Germany of $2,628 and Korea of approximately of $275 at December 31, 2014, a portion of which begin expiring in 2024.

The Company's liability for unrecognized tax benefits of $13,173 at December 31, 2014, includes $3,038 related to interest and penalties, which, if recognized, $12,746 would favorably affect the effective tax rate. With few exceptions, the Company is no longer subject to income tax examination by U.S. federal, state and local tax authorities for years prior to 2011 and by foreign tax authorities for years prior to 2009. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company does not expect that the result of any final determination related to these examinations will have a material impact on its consolidated financial statements. Developments with respect to such examinations are monitored on an ongoing basis and adjustments to tax liabilities are made as appropriate.

(In Thousands)

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) is as follows:

Balance, January 1, 2014 (excluding interest & penalties of $2,476)	$	10,216
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		1,863
Decreases in gross unrecognized tax benefits pertaining to:		
Transferred upon sale of Lazard KK		(815)
Tax positions taken in prior years		-
A lapse of the applicable statue of limitations		(1,129)
Balance, December 31, 2014 (excluding interest & penalties of $3,038)	$	10,135

The Company anticipates that it is reasonably possible that approximately $3,700 of unrecognized tax benefits recorded at December 31, 2014 may be recognized within 12 months by as a result of the lapse of the statute of limitations in various taxing jurisdictions.

17. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events and no items were noted that require disclosure in or adjustment to the consolidated financial statements.

* * * * *